Exhibit 99.1

Evogene Reports Third Quarter 2020 Financial Results

Conference call and webcast: today, November 18th, 9:00 a.m. ET

Rehovot, Israel – November 18, 2020 – Evogene Ltd. (NASDAQ: EVGN), (TASE: EVGN), a leading computational biology company targeting to revolutionize life-science product development across several market segments, announced today its financial results for the third quarter ended September 30, 2020.

Ofer Haviv, Evogene's President and CEO, stated: “We continue to be very pleased with the progress being achieved by our subsidiaries, which has been very rapid, and in certain areas even exceeding our plans, despite the ongoing COVID-19 pandemic. This progress was one of the factors in Evogene’s decision to raise additional funds, to further support its collective ambitious business targets.

“The company recently completed two rounds of fundraising, for a total of $22 million. The leading investors that participated in these deals are strategic and long-term focused investors, and we are very grateful for their confidence and support.

“We are confident that the net proceeds from our recent fundraisings, combined with our existing cash resources, will provide the funding required to achieve a number of key objectives in the further development of the promising product pipelines of our subsidiaries, and to continue to enhance and expand our unique computational predictive biology platform.

Our key objectives include the following:
•	In Biomica, to support pre-clinical and anticipated proof-of-concept clinical trials next year in the immuno-oncology program.
•	In Canonic, to support development of unique varieties as well as cultivation for anticipated commercialization in 2022 of medical cannabis products in Israel.
•	In AgPlenus, to support its herbicide development towards the stage of an “Optimized Lead”, as well as expand the insecticide program.
•	In Lavie Bio, to support the route to anticipated commercialization of a wheat bio-stimulant in 2022, as well as to support product development in the bio-pesticide program.
•	Within Evogene, the expansion of our capabilities in genome editing, including the leveraging of our legacy seed traits activities.
•	Within Evogene, the enhancement and expansion of our CPB product solutions, MicroBoost AI, ChemPass AI and GeneRator AI, adding further to our technological and computational competitive edge.

“We intend for these capital raises, combined with our existing cash resources, to provide the support our subsidiaries require in order to reach attractive positions for Evogene to potentially capitalize on their achievements and to unlock their value.

“To summarize, I am extremely proud of the progress we are achieving and am confident of our subsidiaries’ ability to continue to advance their product pipelines and execute on their business targets. Therefore, we enthusiastically look forward to reporting on our continuing progress and achievements to our investors, both long-term and new.” concluded Mr. Haviv.

Recent Subsidiary Developments:

Biomica (subsidiary focused on human-microbiome based therapeutics)

•
Immuno-Oncology program - Biomica recently announced positive pre-clinical, in-vivo results, for its leading product candidate, live bacterial product (LBP) BMC128, which consists of four live bacterial strains aimed to enhance the efficacy of immunotherapy (immune checkpoint inhibitors – ICI). These results demonstrated that treatment with BMC128, both prior to and in combination with ICI, significantly improved anti-tumor activity in mice. The best responding group’s improvement (receiving BMC128 prior to the combination treatment) was approximately 50% higher in comparison to the group that only received the ICI therapy.

Also in this program, Biomica contracted the services of Biose Industrie, a leading French contract manufacturing organization (CDMO), and announced that it has initiated scale-up processes for GMP production of BMC128 in preparation for the expected initiation of first-in-man proof-of-concept clinical trials in 2021.

Biomica is currently in discussions with a number of leading medical centers in Israel regarding conducting this proof-of-concept, pilot study.

•
Inflammatory Bowel Disorders (IBD) program - Biomica is advancing in the pre-clinical phase, having initiated new pre-clinical studies at the University of North Carolina (UNC), at the lab of Professor Balfour Sartor. Prof. Sartor is a leading researcher and thought leader in IBD in the United States and a member of Biomica’s Scientific Advisory Board.

•
Irritable Bowel Syndrome (IBS) program - Biomica is progressing according to plan, currently concluding the discovery phase, with the computational identification of microbes with desired functionality.

Canonic (wholly owned subsidiary focused on medical cannabis)

•
Propagation license - Canonic recently announced that it has received approval from the Israeli Medical Cannabis Agency for the propagation of medical cannabis seedlings, which will allow the company to proceed with the execution of its commercialization plan. The company intends to deliver its first batch of seedlings to third-party cultivation farms during 2021, and aims to release its first product in Israel in 2022.

AgPlenus (subsidiary focused on ag-chemicals)

•
During the quarter, Mr. Douglas Eisner joined AgPlenus as its new CEO. Mr. Eisner brings over 20 years of versatile business and legal experience, previously holding various senior leadership roles, and leading successful fundraising rounds and a company acquisition. Mr. Eisner is located in North Carolina, United States.

Lavie Bio (subsidiary focused on ag-biologicals)

•
Bio-fungicide program - Lavie Bio recently announced positive trial results for two of its leading bio-fungicide product candidates, LAV311 and LAV 312. These candidates target Bunch rots, devastating diseases that severely impact crop output. These vineyard trials, conducted in target locations in Europe and the United States, resulted in significantly better efficacy and consistency than existing comparable commercial biological benchmarks, reducing crop damage by 60%-70% in comparison to the control tested in these trials.

Consolidated financial results for the quarter ended September 30, 2020:

Equity Offerings: On September 3, 2020, the company raised $10 million in equity, and on November 4, 2020, raised an additional $12 million in equity. Both offerings were to leading institutional investors.

Cash position: As of September 30, 2020, Evogene had approximately $43.5 million in consolidated net cash, cash related accounts and short-term bank deposits. This included the $10 million equity investment received in September. Approximately $13.6 million of Evogene’s consolidated cash is attributed to its subsidiary, Lavie Bio. After the end of the quarter, the company received an additional investment of $12 million.

During the first nine months of 2020, the company’s consolidated net cash usage amounted to $13.4 million. Excluding the cash usage of Lavie Bio, the company’s net cash usage amounted to $9.3 million during the first nine months of 2020. During the third quarter of 2020, the company’s consolidated net cash usage amounted to $4.6 million. Excluding the cash usage of Lavie Bio, the company’s net cash usage amounted to $3 million during the third quarter of 2020.

For the full year of 2020, the company estimates that its net cash usage, excluding cash usage of Lavie Bio, will be within the range of $13-15 million.

Evogene does not have bank debt.

Revenues for the third quarter of 2020 were approximately $0.3 million, in comparison to approximately $0.1 million in the same period the previous year.

R&D expenses for the third quarter of 2020 were approximately $4.0 million, in comparison to approximately $3.6 million. R&D expenses were mainly attributed to pre-clinical trials in Biomica, field trials for Lavie Bio and strengthening of Evogene’s technology with new capabilities.

Business Development expenses for the third quarter of 2020 were approximately $0.6 million, in comparison to approximately $0.5 million in the third quarter of 2019.

G&A expenses for the third quarter of 2020 were approximately $1.2 million, in comparison to approximately $0.9 million in the third quarter of 2019. This increase is mostly attributed to an increase in the cost of the company’s D&O insurance.

Operating loss for the third quarter of 2020 was approximately $5.6 million, in comparison to approximately $4.9 million in the third quarter of 2019. The increase in loss is attributed to the aforementioned operating expenses.

Net financing income for the third quarter of 2020 was approximately $0.1 million, in comparison to net financing income of approximately $0.4 million in the third quarter of 2019.

Loss for the third quarter of 2020 was approximately $5.4 million, in comparison to a loss of approximately $4.5 million during third quarter of 2019. The increase in loss is attributed to the increase in operating expenses and a decrease in net financing income.

***

Conference Call & Webcast Details:

Date: November 18, 2020

Time: 9:00 a.m. EST; 16:00 Israel time

Dial-in: 1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast: Available at www.evogene.com.

You may submit a question for management to address during the call until 8:00 am EST; 15:00 Israel time to IR@evogene.com.

Replay Information: A replay of the conference call will be available approximately three hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through November 20, 2020, and an archive of the webcast will be available on the company’s website for the following 30 days.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN), (TASE: EVGN) is a leading computational biology company targeting to revolutionize product development for life-science based industries, including human health, agriculture, and industrial applications. Incorporating a deep understanding of biology and leveraging Big Data and Artificial Intelligence, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform. The CPB platform is designed to computationally discover and develop life-science products based on microbes, small molecules and genetic elements as the core components for such products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production.

For more information, please visit www.evogene.com

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses its (and its subsidiaries’) targets, objectives, pipeline and goals and the expected timing thereof, its support of its subsidiaries, the sufficiency of its funding to achieve key objectives and to continue to enhance and expand its computational predictive biology platform, its estimated cash usage for 2020, capturing the value of its technologies and subsidiaries, entering into collaboration agreements, its upcoming milestones and potential alternatives to capitalize on Evogene’s subsidiaries’ achievements. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2020	2019
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$41,494	$34,748
Marketable securities	-	2,128
Short-term bank deposits	2,000	10,000
Trade receivables	34	72
Other receivables and prepaid expenses	1,864	2,079

	45,392	49,027
LONG-TERM ASSETS:
Long-term deposits	9	9
Operating lease right-of-use-assets	2,077	2,671
Property, plant and equipment, net	2,133	2,583
Intangible assets, net	16,374	17,074

	20,593	22,337

	$65,985	$71,364
CURRENT LIABILITIES:
Trade payables	$701	$1,001
Employees and payroll accruals	1,730	2,079
Operating lease liability	789	895
Liabilities in respect of government grants	83	37
Deferred revenues and other advances	132	386
Other payables	1,204	1,348

	4,639	5,746
LONG-TERM LIABILITIES:
Operating lease liability	1,672	2,076
Liabilities in respect of government grants	3,604	3,325

	5,276	5,401
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 31,645,083 at September 30, 2020 and 25,754,297 at December 31, 2019	177	142
Share premium and other capital reserve	215,907	205,904
Accumulated deficit	(171,154)	(155,902)

Equity attributable to equity holders of the Company	44,930	50,144

Non-controlling interests	11,140	10,073

Total equity	56,070	60,217

	$65,985	$71,364

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Revenues	$689	$637	$316	$97	$753
Cost of revenues	228	253	75	81	334

Gross profit	461	384	241	16	419

Operating expenses:

Research and development, net	12,476	10,627	3,998	3,603	15,791
Business development	2,002	1,420	564	450	2,029
General and administrative	3,620	2,622	1,232	876	3,765

Total operating expenses	18,098	14,669	5,794	4,929	21,585

Operating loss	(17,637)	(14,285)	(5,553)	(4,913)	(21,166)

Financing income	858	2,517	215	647	2,630
Financing expenses	(657)	(655)	(73)	(265)	(555)

Financing income, net	201	1,862	142	382	2,075

Loss before taxes on income	(17,436)	(12,423)	(5,411)	(4,531)	(19,091)
Taxes on income (tax benefit)	7	-	-	(3)	24

Loss	$(17,443)	$(12,423)	$(5,411)	$(4,528)	$(19,115)

Attributable to:
Equity holders of the Company	$(15,252)	$(12,034)	$(4,786)	$(4,231)	$(18,112)
Non-controlling interests	(2,191)	(389)	(625)	(297)	(1,003)

	$(17,443)	$(12,423)	$(5,411)	$(4,528)	$(19,115)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.58)	$(0.47)	$(0.17)	$(0.16)	$(0.70)

Weighted average number of shares used in computing basic and diluted loss per share	26,161,932	25,754,297	26,977,201	25,754,297	25,754,297

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Cash flows from operating activities

Loss	$(17,443)	$(12,423)	$(5,411)	$(4,528)	$(19,115)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,400	1,906	484	591	2,395
Amortization of intangible assets	700	194	234	194	374
Share-based compensation	3,482	802	691	355	1,578
Net financing income	(223)	(2,647)	(154)	(1,025)	(2,414)
Loss from sale of property, plant & equipment	-	12	-	12	12
Taxes on income (tax benefit)	7	-	-	(3)	24

	5,366	267	1,255	124	1,969
Changes in asset and liability items:

Decrease in trade receivables	38	13	25	-	88
Decrease (increase) in other receivables	141	(600)	(249)	56	(1,250)
Increase in long-term deposits	-	-	-	-	(10)
Increase (decrease) in trade payables	(151)	(190)	83	71	(122)
Increase (decrease) in employees and payroll accruals	(349)	(250)	134	114	(33)
Increase (decrease) in other payables	(93)	(3)	136	75	375
Decrease in deferred revenues and other advances	(254)	(313)	(426)	(120)	(45)

	(668)	(1,343)	(297)	196	(997)

Cash received (paid) during the period for:

Interest received	291	692	125	637	803
Interest paid	(182)	(198)	(64)	(57)	(302)
Tax received (paid)	(7)	-	-	3	(24)

Net cash used in operating activities	$(12,643)	$(13,005)	$(4,392)	$(3,625)	$(17,666)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property, plant and equipment	$(579)	$(518)	$(164)	$(321)	$(900)
Proceeds from sale of marketable securities	2,097	22,828	-	2,833	27,084
Purchase of marketable securities	-	(1,637)	-	-	(1,637)
Proceeds from (investment in) bank deposits, net	8,000	(6,675)	5,000	(6,675)	12,592

Net cash provided by (used in) investing activities	9,518	13,998	4,836	(4,163)	37,139

Cash flows from financing activities:

Proceeds from exercise of options	13	-	13	-	-
Proceeds from government grants	320	406	145	119	493
Repayment of operating lease liability	(484)	(536)	(155)	(173)	(597)
Issuance of subsidiary's ordinary shares to non-controlling interests	-	10,000	-	10,000	10,000
Issuance of ordinary shares	9,801	-	9,801	-	-
Repayment of government grants	(22)	(586)	(11)	(11)	(590)

Net cash provided by financing activities	9,628	9,284	9,793	9,935	9,306

Exchange rate differences - cash and cash equivalent balances	243	380	183	223	159

Increase in cash and cash equivalents	6,746	10,657	10,420	2,370	28,938

Cash and cash equivalents, beginning of the period	34,748	5,810	31,074	14,097	5,810

Cash and cash equivalents, end of the period	$41,494	$16,467	$41,494	$16,467	$34,748

Significant non-cash activities

Acquisition of property, plant and equipment	$17	$130	$17	$47	$216
Increase of operating lease right-of-use-assets	--	--	--	--	$3,437
Acquisition of intangible assets from non-controlling interests against issuance of subsidiary's ordinary shares	--	$17,448	--	$17,448	$17,448